

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2019

Derek Maetzold
President and Chief Executive Officer
Castle Biosciences, Inc.
820 S. Friendswood Drive
Friendswood, Texas 77546

**Re: Castle Biosciences, Inc.
Registration Statement on Form S-1
Filed June 26, 2019
File No. 333-232369
Exhibit No's. 10.16, 10.17 and 10.19**

Dear Mr. Maetzold:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance